Fronteer Gold Inc.
Long Canyon Project, Elko County, Nevada
Updated Technical Report and Interim Resource Estimate

CHRISTOPHER LEE, P.GEO.

I, Christopher Lee, P. Geo., do hereby certify that:

1.	I am a geologist residing at 901 Weldon Court, Port Moody, BC, V3H 1H3, and employed by Fronteer Gold Inc. as Chief Geoscientist.
2.

I am a graduate of the University of Waterloo, with an Honours B.Sc. Co-op in Geology, 1991, and I obtained a M.Sc. in Geology from the Memorial University of Newfoundland in 1994. I have practiced my profession continuously since 1991;

3.	I am a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (#29049);
4.

I have actively supervised work on the Long Canyon project, including: all aspects of data QAQC, geological interpretation and modeling, and resource estimation, since November 2007. I most recently visited the property on August 31 st, 2010.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI432-101”) and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for Sections 12, 13 and 14 of this report entitled “ Updated Technical Report on the Long Canyon Project, Elko County, Nevada”, dated February 25th, 2011 (the “Technical Report”) relating to the Long Canyon property.

7.

As of December 15 th, 2010, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

9.

I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of Fronteer Gold Inc. in the form of stock and stock options.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 25th day of February 2010, in Vancouver, B.C.